SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) _X___

CITIBANK, N.A.
A National Banking Association

13-5266470
(I.R.S. employer
identification no.)

3900 Paradise Road, Las Vegas, NV	89169
(Address of principal executive office)	(Zip Code)

Hyundai Auto Receivables Trust 2006-B
(Issuer with respect to the securities)
THAT ISSUES NOTES UNDER THE RELATED PROSPECTUS AND PROSPECTUS
SUPPLEMENT
Hyundai ABS Funding Corporation
(Exact name of registrant as specified in its charter)

Delaware	Applied for
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

c/o Wilmington Trust Company, as Owner Trustee
Rodney Square North
1100 North Market Street
Wilmington, Delaware	19890-0001
Or such other address specified in the applicable
Prosepectus Supplement
(Address of principal executive offices)	(Zip Code)

Asset Backed Securities

Item 1. General Information
Item 2. Affiliations with Obligor
Item 16. List of Exhibits
SIGNATURE

Item 1. General Information.
Furnish the following information as to the trustee:
(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.
(b)	Whether it is authorized to exercise corporate trust powers.

Yes.
Item 2. Affiliations with Obligor.
If the obligor is an affiliate of the trustee, describe each such affiliation.
None.
Item 16. List of Exhibits.
List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 — Copy of Articles of Association of the Trustee, as now in effect. (Exhibit 1 to T-1 to Registration Statement No. 2-79983)

Exhibit 2 — Copy of certificate of authority of the Trustee to commence business. (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 — Copy of authorization of the Trustee to exercise corporate trust powers. (Exhibit 3 to T-1 to Registration Statement No. 2-55519)

Exhibit 4 — Copy of existing By-Laws of the Trustee. (Exhibit 4 to T-1 to Registration Statement No. 33-34988)

Exhibit 5 — Not applicable.

Exhibit 6 — The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939. (Exhibit 6 to T-1 to Registration Statement No. 33-19227.)

Exhibit 7 — Copy of the latest Report of Condition of Citibank, N.A. (as June 30, 2006- attached)

Exhibit 8 — Not applicable.

Exhibit 9 — Not applicable.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 23rd day of October 2006.

CITIBANK, N.A.
By	/s/ Karen Schluter
Karen Schluter
Vice President

Exhibit 7
Charter No. 1461
Comptroller of the Currency
Northeastern District
REPORT OF CONDITION
CONSOLIDATING
DOMESTIC AND FOREIGN
SUBSIDIARIES OF
Citibank, N.A. of New York in the State of New York, at the close of business on June 30, 2006, published in response to call made by Comptroller of the Currency, under Title 12, United States Code, Section 161. Charter Number 1461 Comptroller of the Currency Northeastern District.

Thousands of dollars
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$17,098,000
Interest-bearing balances	26,107,000
Held-to-maturity securities	0
Available-for-sale securities	131,342,000
Federal funds sold in domestic Offices	5,258,000
Federal funds sold and securities purchased under agreements to resell	9,202,000
Loans and leases held for sale	4,748,000
Loans and lease financing receivables:
Loans and Leases, net of unearned income	423,933,000
LESS: Allowance for loan and lease losses	5,984,000
Loans and leases, net of unearned income, allowance, and reserve	417,949,000
Trading assets	96,521,000
Premises and fixed assets (including capitalized leases)	4,293,000
Other real estate owned	66,000
Investments in unconsolidated subsidiaries and associated companies	259,000
Customers’ liability to this bank on acceptances outstanding	N/A
Intangible assets: Goodwill	9,509,000
Intangible assets: Other intangible assets	11,951,000
Other assets	43,042,000

TOTAL ASSETS	$777,345,000

LIABILITIES
Deposits: In domestic offices	$138,165,000
Noninterest- bearing	22,314,000
Interest- bearing	115,851,000
In foreign offices, Edge and Agreement subsidiaries, and IBFs	398,807,000

Thousands of dollars
Noninterest- bearing	29,707,000
Interest- bearing	369,100,000
Federal funds purchased in domestic Offices	12,203,000
Federal funds purchased and securities sold under agreements to repurchase	13,241,000
Demand notes issued to the U.S. Treasury	0
Trading liabilities	49,123,000
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases): ss	47,638,000
Bank’s liability on acceptances executed and outstanding	N/A
Subordinated notes and debentures	17,750,000
Other liabilities	39,561,000

TOTAL LIABILITIES	$716,488,000

Minority interest in consolidated Subsidiaries	565,000

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	751,000
Surplus	27,331,000
Retained Earnings	33,971,000

Accumulated net gains (losses) on cash flow hedges	–1,761,000
Other equity capital components	0

TOTAL EQUITY CAPITAL	$60,292,000

TOTAL LIABILITIES AND EQUITY CAPITAL	$777,345,000

I, William J. Gonska, Controller & Vice President of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.
William J. Gonska, CONTROLLER & VICE PRESIDENT
We, the undersigned directors, attest to the correctness of this Report of Condition. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.
ALAN S. MACDONALD
KEVIN KESSINGER
SALLIE L. KRAWCHECK
DIRECTORS